May 7, 2015

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention: Jim B. Rosenberg

Re: Mallinckrodt Public Limited Company
Form 10-K for the Fiscal Year Ended September 26, 2014
Filed November 25, 2014
Form 10-Q for the Quarterly Period Ended December 26, 2014
Filed February 3, 2015
File No. 001-35803

Dear Mr. Rosenberg:

This letter sets forth the responses of Mallinckrodt public limited company (“the Company”) to the comments of the staff (“the Staff”) of the Securities and Exchange Commission (“the Commission”) set forth in the Staff’s letter dated April 24, 2015, with respect to the above-referenced Form 10-K and Form 10-Q. Set forth below is the heading and text of each of the Staff’s comment followed by the Company’s response.

Form 10-Q for the Quarterly Period Ended December 26, 2014
Notes to Condensed Consolidated Financial Statements
6. Income Taxes, page 13

1)	We note your response to our comment 6 and your proposed revised disclosure.

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Regarding the 1,300 basis point decrease in the effective tax rate, it is our understanding from your response that it resulted from a decrease in income in higher tax rate US tax jurisdictions as a percentage of income for all jurisdictions, and that this decrease in the taxable income in US tax jurisdictions was due to the increased amortization of acquired intangible assets. Please confirm to us if our understanding is correct and revise your proposed disclosure accordingly with respect to the 1,300 basis point decrease. If our understanding is not correct, please clarify how the amortization of acquired intangibles provided you a tax benefit that resulted in a favorable tax rate difference of 1,300 basis points.

We confirm that the 1,300 basis point decrease in the effective tax rate resulted from a decrease in income in higher tax rate US tax jurisdictions as a percentage of income for all jurisdictions, and that this decrease in the income in US tax jurisdictions was due to the increased amortization of acquired intangible assets.

Consistent with the our response dated March 27, 2015 and the above disclosures, for the three months ending December 26, 2014, the Company proposes to revise its disclosure, beginning with its Quarterly Report on Form 10-Q for the three and nine months ending June 26, 2015, as follows:

~~The decrease in the effective tax rate for the three months ended December 26, 2014, as compared with the three months ended December 27, 2013, is predominately attributable to the deferred tax benefit of the amortization of acquired intangible assets and an increase to the rate difference between non-U.S. and U.S. tax jurisdictions following recent acquisitions, which includes the tax impacts of acquisition financing and the integration of the acquired intangible~~

~~property into the Company's legal entity structure.~~ The effective tax rate for the three months ended December 26, 2014, as compared with the three months ended December 27, 2013, decreased by approximately 38%. Of this overall decrease, 13% was due to an increase in amortization of acquired intangible assets resulting in an increase to the favorable rate difference between non-U.S. and U.S. tax jurisdictions, and 23% was due to a further increase in the favorable rate difference between non-U.S. and U.S. tax jurisdictions related to the impact of recent acquisitions, which includes acquisition financing and the integration of the acquired intangible property into the Company’s legal entity structure. Overall, these items decreased the percentage of net income in the U.S. relative to net income from all jurisdictions, thus driving a favorable rate difference between non-U.S. and U.S. tax jurisdictions. As a part of the Cadence integration, the Company entered into an internal installment sale transaction during the year ended September 26, 2014. As a part of the Questcor integration, the Company entered into an internal installment sale transaction during the three months ended December 26, 2014. The Questcor internal installment sale transaction resulted in a decrease of $1,488.7 million to the deferred tax liability associated with the Acthar intangible asset, a $1,515.9 million increase to the deferred tax liability associated with an installment sale note receivable, a $25.3 million increase to deferred tax charge and a $1.9 million increase to prepaid taxes.

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Regarding the 2,300 basis point decrease in the effective tax rate, clarify for us how recent acquisitions and the impacts of acquisition financing and the integration of acquired intangible property into your legal structure caused this decrease.

The integration of the acquired intangible property included the transfer of the acquired property to affiliated legal entities in relatively low-tax jurisdictions. As the acquired property is producing income in the current year, income in relatively low-tax jurisdictions increased as a percentage of income from all jurisdictions. The financing for recent acquisitions was accomplished through a combination of internal and external funding arrangements, the net effect of which was predominantly a tax benefit from interest expense within the relatively high-tax rate US jurisdiction.

As requested by the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission under the Securities and Exchange Act of 1934, as amended (“Exchange Act Filings”);

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Exchange Act Filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact Matthew K. Harbaugh, the Company’s Senior Vice President and Chief Financial Officer at (314) 654-2000

Sincerely,
Mallinckrodt public limited company

By:/s/ Matthew K. Harbaugh
Matthew K. Harbaugh
Senior Vice President and Chief Financial Officer